UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Nxt-ID, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67091J107

(CUSIP Number)

Wayne T. Nugent

WorldVentures Holdings, LLC

5100 Tennyson Parkway

Plano, Texas 75024

Telephone Number: (972) 805-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSONS Wayne T. Nugent
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,050,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,050,000
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.43%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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1.	NAME OF REPORTING PERSONS. WorldVentures Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,050,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,050,000
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.43%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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Preliminary Statement

This Schedule 13G is filed by WorldVentures Holdings, LLC and Wayne T. Nugent (collectively, the “Filers”) to amend, supplement and replace in its entirety the Schedule 13D filed on January 11, 2016, relating to the shares of Common Stock of Nxt-ID, Inc. (the “Issuer”). As a result of the sale of shares of Common Stock by the Issuer, the percent of the class of Common Stock of the Issuer held by the Filers is less than 20 percent and Filers qualify to file this Schedule 13G under Rule 13d-1(c).

On September 9, 2016, the Issuer effected a 1-for-10 reverse stock split of its outstanding Common Stock. All share information contained in this report has been adjusted to account for this reverse stock split. At September 30, 2016, the Issuer had 6,805,418 shares of Common Stock issued and outstanding.

Item 1.

(a)	Name of Issuer

Nxt-ID, Inc.

(b)	Address of Issuer’s Principal Executive Offices

285 North Drive, Suite D, Melbourne, Florida 32904

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Wayne T. Nugent and WorldVentures Holdings, LLC. Wayne T. Nugent is the controlling member of WorldVentures Holdings, LLC and may be deemed to control WorldVentures Holdings, LLC and beneficially own securities owned by WorldVentures Holdings, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is 5100 Tennyson Parkway, Plano, Texas 75024.

(c)	Citizenship

See Item 4 on the cover pages hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

67091J107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

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(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,050,000

(b)	Percent of class: 15.43%

(c)	Number of shares as to which the person has

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,050,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,050,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

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Item 8.	Identification and Classification of Members of the Group.

Each reporting person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer.

Item 9.	Notice of Dissolution of Group.

Each reporting person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2017		/s/ Wayne T. Nugent
Wayne T. Nugent

WorldVentures Holdings, LLC

	By:	/s/ Wayne T. Nugent
Wayne T. Nugent, Manager

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement